Elanco Animal Health Incorporated

2500 Innovation Way

Greenfield, Indiana

September 17, 2018

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Attn: Irene Paik

Re:                             Elanco Animal Health Incorporated

Registration Statement on Form S-1 (File No. 333-226536)

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-226536) (as amended, the “Registration Statement”), of Elanco Animal Health Incorporated (the “Company”), relating to the registration of the Company’s common stock, no par value.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on Wednesday, September 19, 2018, or as soon as practicable thereafter.

Please call Corey R. Chivers at (212) 310-8893 or Peter Byrne at (212) 310-8892, of Weil, Gotshal & Manges LLP, to confirm the effectiveness of the Registration Statement.

Very truly yours,

Elanco Animal Health Incorporated

By:	/s/ Michael-Bryant Hicks
	Name:	Michael-Bryant Hicks
	Title:	Executive Vice President, General Counsel and Corporate Secretary